    Filer:  MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

              SELECT 10 INDUSTRIAL PORTFOLIO 99-2

              Investment Company Act No. 811-5065

              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                           FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.  Exact name of Trust:

         MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
         SELECT 10 INDUSTRIAL PORTFOLIO 99-2

     B.  Name of Depositor:

         DEAN WITTER REYNOLDS INC.

     C.  Complete address of Depositor's principal executive office:

         DEAN WITTER REYNOLDS INC.
         Two World Trade Center
         New York, New York  10048

     D.  Name and complete address of agents for service:

         MR. MICHAEL D. BROWNE
         DEAN WITTER REYNOLDS INC.
         Unit Trust Department
         Two World Trade Center - 59th Floor
         New York, New York  10048

         Copy to:

         KENNETH W. ORCE, ESQ.
         CAHILL GORDON & REINDEL
         80 Pine Street
         New York, New York  10005

     E.  Total and amount of securities being registered:

         An indefinite number of Units of Beneficial Interest pursu-ant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the securities being registered:

         Indefinite

     G.  Amount of filing fee:

         N/A

     H.  Approximate date of proposed sale to public:

         AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
         REGISTRATION STATEMENT.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the registrant shall file a further amend-ment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
            SELECT 10 INDUSTRIAL PORTFOLIO 99-2

                   Cross Reference Sheet

          Pursuant to Rule 404(c) of Regulation C
              under the Securities Act of 1933

        (Form N-8B-2 Items required by Instruction 1
               as to Prospectus on Form S-6)

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus
          -----------                               ---------------------

          I.   ORGANIZATION AND GENERAL INFORMATION

          1.   (a)  Name of Trust                )  Front Cover
               (b)  Title of securities issued   )

          2.   Name and address of Depositor     )  Table of Contents

          3.   Name and address of Trustee       )  Table of Contents

          4.   Name and address of principal     )  Table of Contents
               Underwriter                       )

          5.   Organization of Trust             )  Introduction

          6.   Execution and termination of      )  Introduction; Amendment
               Indenture                         )  and Termination of the
                                                 )  Indenture

          7.   Changes of name                   )  Included in Form
                                                    N-8B-2

          8.   Fiscal Year                       )  Included in Form
                                                    N-8B-2

          9.   Litigation                        )  *







          _________________________

          *    Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus
          -----------                               ---------------------



          II.  GENERAL DESCRIPTION OF THE TRUST
               AND SECURITIES OF THE TRUST



          10.  General Information regarding     )
               Trust's Securities and Rights     )
               of Holders                        )

               (a)  Type of Securities           )  Rights of Unit Holders
                    (Registered or Bearer)       )

               (b)  Type of Securities           )  Administration of the
                    (Cumulative or Distribu-     )  Trust - Distribution
                    tive)                        )

               (c)  Rights of Holders as to      )  Redemption; Public
                    withdrawal or redemption     )  Offering of Units -
                                                 )  Secondary Market

               (d)  Rights of Holders as to      )  Public Offering of
                    conversion, transfer, par-   )  Units - Secondary Market;
                    tial redemption and simi-    )  Exchange Option; Redemp-
                    lar matters                  )  tion; Rights of Unit
                                                 )  Holders -Certificates
                                                 )
                                                 )

               (e)  Lapses or defaults with      )  *
                    respect to periodic pay-     )
                    ment plan certificates       )

               (f)  Voting rights as to Secu-    )  Rights of Unit Holders
                    rities under the Indenture   )  - Certain Limitations;
                                                 )  Amendment and
                                                 )  Termination of the
                                                 )  Indenture
                                                 )
               (g)  Notice to Holders as to      )
                    change in:                   )

                    (1)  Composition of assets   )  Administration of the
                         of Trust                )  Trust - Reports to Unit
                                                 )  Holders; The Trust -
                                                 )  Summary Description of
                                                 )  the Portfolios

                    (2)  Terms and Conditions    )  Amendment and
                         of Trust's Securities   )  Termination of the
                                                 )  Indenture

          _________________________

          *    Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus
          -----------                               ---------------------


                    (3)  Provisions of Inden-    )  Amendment and
                         ture                    )  Termination of the
                                                 )  Indenture
                    (4)  Identity of Depositor   )  Sponsor; Trustee
                          and Trustee            )


               (h)  Security Holders Consent     )
                    required to change:          )

                    (1)  Composition of assets   )  Amendment and
                         of Trust                )  Termination of the
                                                 )  Indenture
                    (2)  Terms and conditions    )  Amendment and
                         of Trust's Securities   )  Termination of the
                                                 )  Indenture
                    (3)  Provisions of Inden-    )  Amendment and
                         ture                    )  Termination of the
                                                 )  Indenture
                    (4)  Identity of Depositor   )  *
                         and Trustee             )

               (i)  Other principal features     )  Cover of Prospectus;
                    of the Trust's Securities    )  Tax Status

          11.  Type of securities comprising     )  The Trust - Summary De-
               units                             )  scription of the
                                                 )  Portfolios; Objectives
                                                 )  and Securities
                                                 )  Selection; The Trust -
                                                 )   Special Considerations

          12.  Type of securities comprising     )  *
               periodic payment certificates     )

          13.  (a)  Load, fees, expenses, etc.   )  Summary of Essential
                                                 )  Information; Public
                                                 )  Offering of Units -
                                                 )  Public Offering Price;
                                                 )  - Profit of Sponsor;
                                                 )  - Volume Discount; Ex-
                                                 )  penses and Charges

               (b)  Certain information re-      )  *
                    garding periodic payment     )
                    certificates                 )



          _________________________

          *    Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus
          -----------                               ---------------------



               (c)  Certain percentages          )  Summary of Essential
                                                 )  Information; Public
                                                 )  Offering of Units -
                                                 )  Public Offering Price;
                                                 )  - Profit of Sponsor; -
                                                 )  Volume Discount

               (d)  Price differentials          )  Public Offering of
                                                 )  Units - Public Offering
                                                 )  Price

               (e)  Certain other loads, fees,   )  Rights of Unit Holders
                    expenses, etc. payable by    )  - Certificates
                    holders

               (f)  Certain profits receivable   )  Redemption - Purchase
                    by depositor, principal      )  by the Sponsors of
                    underwriters, trustee or     )  Units Tendered for
                    affiliated persons           )  Redemption

               (g)  Ratio of annual charges to   )  *
                    income                       )

          14.  Issuance of trust's securities    )  Introduction; Rights of
                                                 )  Unit Holders - Certifi-
                                                 )  cates

          15.  Receipt and handling of pay-      )  Public Offering of
               ments from purchasers             )  Units - Profit of
                                                 )  Sponsor

          16.  Acquisition and disposition of    )  Introduction; Amendment
               underlying securities             )  and Termination of the
                                                 )  Indenture; Objectives
                                                 )  and Securities
                                                 )  Selection; The Trust -
                                                 )  Summary Description of
                                                 )  the Portfolio; Sponsor
                                                 )  - Responsibility






          _________________________

          *    Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus
          -----------                               ---------------------



          17.  Withdrawal or redemption          )  Redemption; Public
                                                 )  Offering of Units -
                                                 )  Secondary Market

          18.  (a)  Receipt and disposition of   )  Administration of the
                    income                       )  Trust; Reinvestment
                                                 )  Programs

               (b)  Reinvestment of distribu-    )  Reinvestment Programs
                    tions                        )

               (c)  Reserves or special fund     )  Administration of the
                                                 )  Trust - Distribution

               (d)  Schedule of distribution     )  *

          19.  Records, accounts and report      )  Administration of the
                                                 )  Trust - Records and Ac-
                                                 )  counts; - Reports to
                                                 )  Unit Holders

          20.  Certain miscellaneous provi-      )  Amendment and
               sions of the trust agreement      )  Termination of the
                                                 )  Indenture; Sponsor-
                                                 )  Limitation on Liability
                                                 )  - Resignation; Trustee-
                                                 )  Limitation on Liability
                                                 )  - Resignation

          21.  Loans to security holders         )  *

          22.  Limitations on liability of de-   )  Sponsor, Trustee;
               positor, trustee, custodian,      )  Evaluator - Limitation
               etc.                              )  on Liability

          23.  Bonding arrangements              )  Included on Form
                                                 )  N-8B-2

          24.  Other material provisions of      )  *
               the trust agreement               )






          _________________________

          *    Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus
          -----------                               ---------------------



         III.  ORGANIZATION PERSONNEL AND
               AFFILIATED PERSONS OF DEPOSITOR

          25.  Organization of Depositor         )  Sponsor

          26.  Fees received by Depositor        )  Expenses and Charges -
                                                 )  fees; Public Offering
                                                 )  of Units - Profit of
                                                 )  Sponsor

          27.  Business of Depositor             )  Sponsor and Included in
                                                 )  Form N-8B-2

          28.  Certain information as to offi-   )  Included in Form
               cials and affiliated persons of   )  N-8B-2
               Depositor                         )

          29.  Voting securities of Depositor    )  Included in Form
                                                 )  N-8B-2

          30.  Persons controlling Depositor     )  *

          31.  Compensation of Officers and      )  *
               Directors of Depositor            )

          32.  Compensation of Directors of      )  *
               Depositor                         )

          33.  Compensation of employees of      )  *
               Depositor                         )

          34.  Remuneration of other persons     )  *
               for certain services rendered     )
               to trust                          )

          IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

          35.  Distribution of trust's securi-   )  Public Offering of
               ties by states                    )  Units - Public
                                                 )  Distribution

          36.  Suspension of sales of trust's    )  *
               securities                        )

          37.  Revocation of authority to dis-   )  *
               tribute                           )

          _________________________

          *    Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus
          -----------                               ---------------------



          38.  (a)  Method of distribution       )  Public Offering of
               (b)  Underwriting agreements      )  Units
               (c)  Selling agreements           )

          39.  (a)  Organization of principal    )  Sponsor
                    underwriter                  )
               (b)  N.A.S.D. membership of       )
                    principal underwriter        )

          40.  Certain fees received by prin-    )  Public Offering of
               cipal underwriter                 )  Units- Profit of
                                                 )  Sponsor

          41.  (a)  Business of principal un-    )  Sponsor
                    derwriter                    )

               (b)  Branch offices of princi-    )  *
                    pal underwriter              )

               (c)  Salesman of principal un-    )  *
                    derwriter                    )

          42.  Ownership of trust's securities   )  *
               by certain persons                )

          43.  Certain brokerage commissions     )  *
               received by principal under-      )
               writer                            )

          44.  (a)  Method of valuation          )  Public Offering of
                                                 )  Units
               (b)  Schedule as to offering      )  *
                    price                        )
               (c)  Variation in offering        )  Public Offering of
                    price to certain persons     )  Units - Volume
                                                 )  Discount; Exchange
                                                 )  Option

          45.  Suspension of redemption rights   )  *

          46.  (a)  Redemption valuation         )  Public Offering of
                                                 )  Units- Secondary
                                                 )  Market; Redemption
               (b)  Schedule as to redemption    )  *
                    price                        )


          _________________________

          *    Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus
          -----------                               ---------------------



          47.  Maintenance of position in un-    )  See items 10(d), 44 and
               derlying securities               )  46

           V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

          48.  Organization and regulation of    )  Trustee
               Trustee                           )

          49.  Fees and expenses of Trustee      )  Expenses and Charges

          50.  Trustee's lien                    )  Expenses and Charges

          VI.  INFORMATION CONCERNING INSURANCE
               OF HOLDERS OF SECURITIES

          51.  (a)  Name and address of Insur-   )  *
                    ance Company                 )
               (b)  Type of policies             )  *
               (c)  Type of risks insured and    )  *
                    excluded                     )
               (d)  Coverage of policies         )  *
               (e)  Beneficiaries of policies    )  *
               (f)  Terms and manner of can-     )  *
                    cellation                    )
               (g)  Method of determining pre-   )  *
                    miums                        )
               (h)  Amount of aggregate premi-   )  *
                    ums paid                     )
               (i)  Persons receiving any part   )  *
                    of premiums
               (j)  Other material provisions    )  *
                    of the Trust relating to     )
                    insurance                    )

         VII.  POLICY OF REGISTRANT

          52.  (a)  Method of selecting and      )  Introduction;
                    eliminating securities       )  Objectives and
                    from the Trust               )  Securities Selection;
                                                 )  The Trust - Summary
                                                 )  Description of the
                                                 )  Portfolio; Sponsor -
                                                 )  Responsibility
               (b)  Elimination of securities    )  *
                    from the Trust               )

          _________________________

          *    Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus
          -----------                               ---------------------



               (c)  Substitution and elimina-    )  Introduction;
                    tion of securities from      )  Objectives and
                    the Trust                    )  Securities Selection;
                                                 )  Sponsor -Responsibility
               (d)  Description of any funda-    )  *
                    mental policy of the Trust   )

          53.  Taxable status of the Trust       )  Cover of Prospectus;
                                                 )  Tax Status

        VIII.  FINANCIAL AND STATISTICAL INFORMATION

          54.  Information regarding the         )  *
               Trust's past ten fiscal years     )

          55.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          56.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          57.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          58.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          59.  Financial statements              )  Statement of Financial
               (Instruction 1(c) to Form S-6)    )  Condition













          _________________________

          *    Not applicable, answer negative or not required.

          PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS


              CONTENTS OF REGISTRATION STATEMENT

       This registration statement on Form S-6 comprises the fol-lowing documents:

       The facing sheet.

       The Cross Reference Sheet.

       The Prospectus.

       The signatures.

The following Exhibits:

         ***EX-3(i)     Certificate of Incorporation of Dean Witter
                        Reynolds Inc.

         ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

           *EX-4.1 Trust Indenture and Agreement, dated Sep-tember 30, 1993.

           *EX-4.15     Amendment to Exhibit 4.1, dated December
                        30, 1997.

          **EX-4.2      Draft of Reference Trust Agreement.

        ****EX-5 Opinion of counsel as to the legality of the securities being registered.

        ****EX-23.1     Consent of Independent Auditors.

        ****EX-23.2     Consent of Cahill Gordon & Reindel
                        (included in Exhibit 5).

       *****EX-24       Powers of Attorney executed by a majority
                        of the Board of Directors of Dean Witter
                        Reynolds Inc.

        ****EX-27       Financial Data Schedule.

            EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pur-suant to Rule 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-14172).

___________________________

* The Trust Indenture and Agreement is incorporated by refer-ence to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Oppor-tunities Series 18, Registration number 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-1, Registration num-ber 333-41785.
**    Filed herewith.
*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an ex-hibit to the Registration Statement of Sears Tax-Exempt In-vestment Trust, Insured Long Term Series 33 and Long Term Mu-nicipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
****  To be filed by amendment.
***** Previously Filed.

                          SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-2, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 18th day of November, 1998.

                         MORGAN STANLEY DEAN WITTER
                         SELECT EQUITY TRUST,
                         SELECT 10 INDUSTRIAL PORTFOLIO 99-2
                         (Registrant)

                         By:  Dean Witter Reynolds Inc.
                              (Depositor)



                              /s/Thomas Hines
                              -----------------------------
                              Thomas Hines
                              Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following per-son in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 18th day of November, 1998.

                         DEAN WITTER REYNOLDS INC.

Name                          Office
----                          ------

Philip J. Purcell             Chairman & Chief    )
                              Executive Officer   )
                              and Director***     )
Richard M. DeMartini          Director***
Robert J. Dwyer               Director***
Christine A. Edwards          Director***
James F. Higgins              Director***
Mitchell M. Merin             Director*
Stephen R. Miller             Director***
Richard F. Powers III         Director*
Thomas C. Schneider           Director**
William B. Smith              Director**

                              By:  /s/Thomas Hines
                                   --------------------------
                                   Thomas Hines
                                   Attorney-in-fact*, **, ***
__________________________

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Indus-trial Portfolio 97-1, File No. 333-16839.

** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.

*** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Se-lect Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

                         Exhibit Index
                                 To
                              Form S-6
                       Registration Statement
                  Under the Securities Act of 1933

Exhibit No.         Document
-----------         --------

     ***EX-3(i)     Certificate of Incorporation of Dean Witter
                    Reynolds Inc.

     ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

       *EX-4.1 Trust Indenture and Agreement, dated Sep-tember 30, 1993.

       *EX-4.15     Amendment to Exhibit 4.1, dated December
                    30, 1997.

      **EX-4.2      Draft of Reference Trust Agreement.

    ****EX-5 Opinion of counsel as to the legality of the securities being registered.

    ****EX-23.1     Consent of Independent Auditors.

    ****EX-23.2     Consent of Cahill Gordon & Reindel
                    (included in Exhibit 5).

  *****EX-24        Powers of Attorney executed by a majority
                    of the Board of Directors of Dean Witter
                    Reynolds Inc.

    ****EX-27       Financial Data Schedule.

        EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pur-suant to Rule 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-14172).

___________________________

* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity

      Trust, Selected Opportunities Series 18, Registration number 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial
      Portfolio 98-1, Registration number 333-41785.


**   Filed herewith.

*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

**** To be filed by amendment.
*****Previously Filed.